Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, December 6, 2024.

To the Comisión Nacional de Valores (Argentine National Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing to complement the information previously submitted on August 23, September 12, and December 3 of this year. In this regard, we hereby inform you that, having fulfilled all the necessary conditions precedent set forth in the Share Purchase Agreement (the “Agreement”), the transaction has been closed as of today.
As a result, Banco Galicia and Grupo Galicia have jointly become, directly and indirectly, the holders of 99.99% of the share capital and voting rights of HSBC Bank Argentina S.A., as well as 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A., and HSBC Seguros de Retiro (Argentina) S.A.
Additionally, we would like to inform you that, as a result of the transaction´s closure, the shares issued by Grupo Financiero on December 5, 2024, have also been subscribed as of today in the form of American Depositary Shares.
Following the completion of the transaction, the branches of the acquired bank will operate under the Galicia Más brand. This transaction will not impact clients or the daily operations of the entities. Both Banco Galicia and Galicia Más will continue to function as independent banks.
Yours faithfully,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com